AULT DISRUPTIVE TECHNOLOGIES CORPORATION

100 Park Avenue, Suite 1658

New York, NY 10017

January 12, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attn.:    Howard Efron

Re:	Ault Disruptive Technologies Corporation

Form 10-K for the Year Ended December 31, 2021

Letter from SEC dated December 12, 2022

File No. 001-41171

Gentlemen:

Ault Disruptive Technologies Corporation (the “Company”) hereby submits a response to the comment issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 12, 2022 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K (“Form 10-K”) referenced above.

The Company’s response to the Staff’s comment is set forth below and is being filed as correspondence without an amendment to the Form 10-K. For your convenience, the Staff’s comment contained in the Comment Letter is restated below in its entirety.

Form 10-K for the Year Ended December 31, 2021

General

Comment No. 1. We note your response to comment 1 and that the Sponsor has substantial ties with a non-U.S. person. Please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response No. 1. The Company proposes to comply with the Staff’s comment by inserting the following (or substantially the same) paragraph in its next Annual Report on Form 10-K:

“The Company’s sponsor, Ault Disruptive Technologies, LLC, is a Delaware limited liability company. The sponsor has substantial ties to one non-U.S. person, namely a citizen of Sweden who has held resident alien status in the United States for more than forty years. While the sponsor may constitute a “foreign person” under the strict terms of the rules and regulations of the Committee on Foreign Investment in the United States (CFIUS), the Company does not believe any future initial business combination between the Company and a potential target company would be subject to rigorous or any CFIUS review in view of the individual’s foreign citizenship of Sweden, or in view of the “benign” asset class in which the Company seeks to complete a business combination. If, however, the Company’s future business combination should fall within the scope of applicable foreign ownership restrictions, the Company may be unable to consummate particular proposed business combinations that could be favorable to the Company. The process of any governmental review of an acquisition, whether under CFIUS or other regulations, could be lengthy, which could delay the Company’s ability to complete its initial business combination within the requisite time period, which means the Company may be required to liquidate, in which case investors could lose their entire investment. If the Company makes a mandatory filing or determines to submit a voluntary notice to CFIUS, or proceeds with a business combination without notifying CFIUS, the Company risks CFIUS intervention, before or after the closing of a business combination.”

Should you have any questions regarding the information in this letter, please do not hesitate to contact the undersigned at tel. (646) 650-5044 or email at henry@ault.com.

Very truly yours, /s/ Henry C.W. Nisser Henry C.W. Nisser President and General Counsel

cc:	Spencer Feldman